STOCK PURCHASE AGREEMENT

This Stock Purchase Agreement (this "Agreement") is made as of November 16, 2017, by and among the entities identified on Schedule I hereto, as sellers (each, a "Seller" and, collectively, the "Sellers"), and Bandera Master Fund L.P., a Cayman Islands exempted limited partnership (the "Purchaser").

RECITALS

A. Each Seller is the beneficial owner of the number of shares of the common stock, $0.001 par value per share (the "Common Stock"), of Rubicon Technology, Inc., a Delaware corporation (the "Company"), set forth opposite such Seller's name on Schedule I hereto (with respect to each Seller, its "Transaction Shares"; and the total number of Transaction Shares held by all Sellers, the "Shares").

B. Each Seller desires to sell its Transaction Shares to the Purchaser, and the Purchaser desires to purchase such Transaction Shares from each Seller, for a purchase price of $8.00 per share, subject to all of the terms, conditions, promises, representations and warranties set forth herein.

AGREEMENT

NOW, THEREFORE, for good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto hereby agree as follows:

1. **Sale and Purchase of the Shares**. Subject to the terms and conditions of this Agreement, at the Closing (as hereinafter defined):

(a) Each Seller shall sell, assign, transfer, convey and deliver good, valid and marketable title to its Transaction Shares to the Purchaser free and clear of all Liens (as hereinafter defined), other than transfer restrictions that may be imposed under applicable securities laws and those that may be created by the Purchaser, and the Purchaser shall purchase from each Seller its Transaction Shares for the Purchase Price (as hereinafter defined).

(b) The Purchaser shall pay to each Seller its pro rata portion of the Purchase Price as set forth opposite such Seller's name on Schedule I hereto, in cash by wire transfer of immediately available funds in accordance with the Sellers' wire transfer instructions to be provided to the Purchaser prior to the Closing. The term "Purchase Price" shall mean the total amount to be paid by the Purchaser to the Sellers for all of the Shares, which amount shall be $1,774,272.

(c) Each Seller shall deliver its Transaction Shares to the Purchaser by causing the transfer to the Purchaser of such Seller's Transaction Shares held in book-entry form via DTC to a broker account designated by the Purchaser, in either case in accordance with the Purchaser's delivery instructions to be provided to the Sellers prior to the Closing.

2. **Closing**. The Closing of the sale to, and purchase by, the Purchaser of the Shares (the "Closing") shall take place electronically at 12:00 p.m. Eastern time within three (3) Business Days after satisfaction (or waiver) of the closing conditions set forth in Section 7 below (the

"Closing Date"), or at such other time and place as the Seller and the Purchaser shall mutually agree.

3. **Withholding**. Notwithstanding anything in this Agreement to the contrary, the Purchaser shall be entitled to withhold from any amount otherwise payable pursuant to this Agreement such amounts as are required to be withheld under applicable United States tax law. To the extent that amounts are so withheld and paid over to the appropriate taxing authority, such withheld amounts shall be treated for all purposes of this Agreement as having been paid to the person in respect of which such deduction and withholding was made.

4. **Representations and Warranties of the Sellers**. Each Seller hereby represents and warrants, severally and not jointly, to the Purchaser, as of the date hereof and as of the Closing Date, that:

(a) Each such Seller is duly organized, validly existing and in good standing under the laws of the jurisdiction of its organization. Each such Seller has all necessary power and authority under all applicable provisions of applicable law to execute and deliver this Agreement and to carry out its obligations hereunder. All action on such Seller's part required for the lawful execution and delivery of this Agreement has been taken as of the date hereof.

(b) This Agreement has been duly and validly executed and delivered by such Seller, and constitutes the valid and binding agreement of such Seller, enforceable against such Seller in accordance with its terms, except (i) as limited by applicable bankruptcy, insolvency, reorganization, moratorium or other laws of general application affecting enforcement of creditors' rights, and/or (ii) as limited by general principles of equity that restrict the availability of equitable remedies.

(c) The execution, delivery and performance of this Agreement by such Seller will not: (i) violate or breach any provision of such Seller's organizational or governing documents; (ii) assuming the accuracy of the representations and warranties set forth in Section 5 of this Agreement, contravene any law, rule or regulation of any state or of the United States, or any order, writ, judgment, injunction, decree, determination or award, or cause the suspension or revocation of any authorization, consent, approval or license, presently in effect that affects or binds such Seller; or (iii) conflict with or result in a material breach of or default under any indenture or loan or credit agreement or any other agreement or instrument to which such Seller is a party or by which such Seller or such Seller's properties may be affected or bound; except, in respect of clauses (ii) and (iii) above, as would not have a material adverse effect on the ability of such Seller to perform its obligations hereunder.

(d) Assuming the accuracy of the representations and warranties set forth in Section 5 of this Agreement, no approval, consent, authorization or order of, notice to or registration or filing with, or any other action by, any governmental authority or any other person is required in connection with the due execution and delivery by such Seller of this Agreement and the performance by such Seller of its obligations hereunder, except for such filings with the U.S. Securities and Exchange Commission (the "SEC") as such Seller may be required to make under Section 13 and/or Section 16 of the Securities Exchange Act of 1934 (the "Exchange Act").

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(e) Such Seller beneficially owns its Transaction Shares free and clear of any and all restrictions on transfer, taxes, liens, charges, encumbrances, options, warrants, purchase rights, contracts, commitments, covenants, equities, claims, voting trust arrangements, proxies, demands and adverse claims whatsoever ("Liens"), other than transfer restrictions that may be imposed under applicable securities laws and those that may be created by the Purchaser; and the Seller is not a party to any option, warrant, purchase right, or other contract or commitment that could require the Seller to sell, transfer, or otherwise dispose of the Shares (other than pursuant to this Agreement).

(f) Any stock power or other documentation executed and delivered by such Seller to the Purchaser pursuant to Section 8(m) will be a valid and binding obligation of such Seller, enforceable in accordance with its terms, and will transfer to the Purchaser valid title to the Transaction Shares to be transferred by such Seller to the Purchaser pursuant to and contemplated by this Agreement, free and clear of all Liens, other than transfer restrictions that may be imposed under applicable securities laws and those that may be created by the Purchaser.

(g) Such Seller has not relied upon any representation or other information from the Purchaser or any of its affiliates (whether oral or written) with respect to the Company other than the representations by the Purchaser contained in this Agreement.

(h) Such Seller has adequate information concerning the business and financial condition of the Company to make an informed decision regarding the sale of its Transaction Shares and has independently and without reliance upon the Purchaser or its agents made its own analysis and decision to sell its Transaction Shares.

(i) There is no action, lawsuit, arbitration, claim or proceeding pending or, to the knowledge of such Seller, threatened, against such Seller that involves any of the transactions described in this Agreement or could reasonably be expected to impede the consummation of such transactions.

(j) No investment bank, financial advisor, broker or finder has acted for such Seller in connection with this Agreement or the transactions contemplated hereby, and no investment bank, financial advisory, broker or finder is entitled to any brokerage or finder's fee or other commissions in respect of such transactions based upon agreements, arrangements or understandings made by or on behalf of such Seller.

5. Representations and Warranties of Purchaser. The Purchaser hereby represents and warrants to the Sellers, as of the date hereof and as of the Closing Date, that:

(a) The Purchaser has all necessary power and authority under all applicable provisions of law to execute and deliver this Agreement and to carry out the provisions hereof. All action on the Purchaser's part required for the lawful execution and delivery of this Agreement has been taken as of the date hereof.

(b) This Agreement has been duly and validly executed and delivered by the Purchaser, and constitutes the valid and binding agreement of the Purchaser, enforceable against the Purchaser in accordance with its terms, except (i) as limited by applicable bankruptcy, insolvency, reorganization, moratorium or other laws of general application affecting

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enforcement of creditors' rights, and/or (ii) as limited by general principles of equity that restrict the availability of equitable remedies.

(c) The execution, delivery and performance of this Agreement by the Purchaser will not: (i) contravene any law, rule or regulation of any state or of the United States, or any order, writ, judgment, injunction, decree, determination or award, or cause the suspension or revocation of any authorization, consent, approval or license, presently in effect that affects or binds the Purchaser; or (ii) conflict with or result in a material breach of or default under any indenture or loan or credit agreement or any other agreement or instrument to which the Purchaser is a party or by which the Purchaser or its properties may be affected or bound.

(d) No approval, consent, authorization or order of, notice to or registration or filing with, or any other action by, any governmental authority or any other person is required in connection with the due execution and delivery by the Purchaser of this Agreement and the performance by the Purchaser of its obligations hereunder, except for such filings with the SEC as the Purchaser may be required to make under Section 13 and/or Section 16 of the Exchange Act. Without limiting the foregoing, no filings, consents or clearances are required under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, in connection with the Purchaser's purchase of the Shares hereunder.

(e) The Shares are being acquired by the Purchaser for investment for the Purchaser's own account only, and not with a view to, or for resale in connection with, any "distribution" of such Shares within the meaning of the Securities Act of 1933 (the "Securities Act"). The Purchaser acknowledges that the offer and sale of the Shares to it hereunder have not been registered under the Securities Act and that, accordingly, the Purchaser may not transfer any of the Shares following the Closing except as permitted pursuant to an available exemption from registration under the Securities Act or in a transaction registered under the Securities Act. The Purchaser acknowledges that the Sellers may each be deemed an "affiliate" of the Company within the meaning of Rule 144(a)(1) under the Securities Act.

(f) The Purchaser has not relied upon any representation or other information from any of the Sellers or their affiliates (whether oral or written) with respect to the Company other than the representations by the Sellers contained in this Agreement.

(g) The Purchaser has adequate information concerning the business and financial condition of the Company to make an informed decision regarding the purchase of the Shares and has independently and without reliance upon the Sellers or their agents made its own analysis and decision to purchase the Shares.

(h) The Purchaser is an "accredited investor" as defined in Rule 501(a) under the Securities Act. The Purchaser is sophisticated and experienced in evaluating the merits and risks involved in an investment in the Shares. The Purchaser has the ability to bear the economic risks of its purchase of the Shares.

(i) The Purchaser's purchase of the Shares is not the result of any general solicitation or general advertising, within the meaning of Rule 502(c) under the Securities Act, by any Seller or any agent of any Seller.

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(j) No investment bank, financial advisor, broker or finder has acted for the Purchaser in connection with this Agreement or the transactions contemplated hereby, and no investment bank, financial advisory, broker or finder is entitled to any brokerage or finder's fee or other commissions in respect of such transactions based upon agreements, arrangements or understandings made by or on behalf of the Purchaser.

(k) The Purchaser has funds readily and unconditionally available sufficient to fund the Purchase Price.

(k) There is no action, lawsuit, arbitration, claim or proceeding pending or, to the knowledge of the Purchaser, threatened, against the Purchaser that involves any of the transactions described in this Agreement or could reasonably be expected to impede the consummation of such transactions.

6. **Nonpublic Information**. The Purchaser further acknowledges and agrees that the Sellers may now possess nonpublic information concerning the Company, which may include, among other things, certain forecasts and projections, business plans and strategies and information relating to potential transactions relating to the Company ("Seller Company Information"). The Seller Company Information may or may not be material, may or may not have been publicly disclosed by or on behalf of the Company, and may or may not be available to the Purchaser from sources other than the Sellers. The Purchaser acknowledges that such Seller Company Information could be, if known to the Purchaser, material to the Purchaser's decision whether or not to purchase the Shares, and that if such Seller Company Information was made known to the Purchaser, it could cause the Purchaser to not proceed with, or delay the timing of, its purchase of the Shares, or could cause the Purchaser to change the terms and conditions, including the Purchase Price, of its purchase of the Shares. The Purchaser acknowledges that it has adequate information concerning the Shares and the business and financial condition of the Company to make an informed decision regarding the purchase of the Shares, and has independently and without reliance upon the Sellers, and based upon such information as the Purchaser has deemed appropriate, made its own analysis and decision to purchase the Shares from the Sellers. The Purchaser acknowledges that it is experienced, sophisticated and knowledgeable in the trading of securities and other instruments of private and public companies and understands the disadvantage to which it may be subject on account of any disparity of the access to, and possession of, such Seller Company Information between the Sellers and the Purchaser. The Purchaser also acknowledges that the Sellers have no obligation to the Purchaser to disclose such Seller Company Information. The Purchaser, on behalf of itself and its equity owners, members, managers, officers, partners, affiliates, attorneys, agents, representatives, beneficiaries, heirs, successors and assigns (collectively, the "Purchaser Related Parties"), to the maximum extent permitted by applicable law, hereby:

(i) agrees that neither the Sellers nor any of their affiliates nor any of the Sellers' or their affiliates' respective current or former equity owners, members, managers, officers, partners, attorneys, agents, representatives, beneficiaries, heirs, successors and assigns (collectively, the "Seller Released Parties") shall have any liability whatsoever to the Purchaser Related Parties with respect to, based upon, arising from, resulting from, or relating to directly or indirectly the existence, substance, possession, disclosure, or nondisclosure of any Seller Company Information, whether arising directly or indirectly, primarily or secondarily, by

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contract or operation of law or otherwise, including, without limitation, as a matter of contribution, indemnification, set-off, rescission, or reimbursement;

(ii) waives, to the maximum extent permitted by law, any right, claim or cause of action at law or in equity with respect to, arising from, based upon, resulting from or relating to directly or indirectly the existence, substance, possession, disclosure or nondisclosure of any Seller Company Information, including, without limitation, pursuant to Sections 10(b) and 20A of the Exchange Act, or the rules and regulations promulgated by the SEC under the Exchange Act, or of any state statute or regulation;

(iii) forever releases and discharges the Seller Released Parties of and from any and all suits, demands, obligations, liabilities, claims and causes of action, contingent or otherwise, of every kind and nature, whether based on federal, state (including, without limitation, federal and state securities laws) or foreign law, at law and in equity, whether asserted, unasserted, absolute, contingent, known or unknown, which the Purchaser Related Parties may have against the Seller Released Parties, or any of them, to the extent arising from, relating to, based upon, resulting from, relating to directly or indirectly, or in connection with the existence, substance, possession, disclosure or nondisclosure of any Seller Company Information; and

(iv) waives any and all protections afforded by any state or federal statute or regulation that would, if enforced, have the effect of limiting the enforceability or effectiveness of the foregoing releases or other foregoing provisions of this Agreement.

7. **Conditions to Purchase and Sale of the Shares**.

7.1 <u>Conditions to Obligations of Purchaser</u>. The obligation of the Purchaser to purchase the Shares is subject to the fulfillment (or waiver by the Purchaser) of each of the following conditions on or before the Closing Date:

(a) *Representations and Warranties*. The representations and warranties of the Sellers contained in <u>Section 4</u> shall be true and correct in all material respects on and as of the Closing Date, with the same effect as though such representations and warranties had been made on and as of such date.

(b) *Performance*. The Sellers shall have performed and complied in all material respects with all covenants, agreements, obligations and conditions contained in this Agreement that are required to be performed or complied with by the Sellers on or before the Closing Date.

7.2 <u>Conditions to Obligations of the Sellers</u>. The obligation of each Seller to sell its Transaction Shares is subject to the fulfillment (or waiver by such Seller) of each of the following conditions on or before the Closing Date:

(a) *Representations and Warranties*. The representations and warranties of the Purchaser contained in <u>Section 5</u> shall be true and correct in all material respects on and as of the Closing Date, with the same effect as though such representations and warranties had been made on and as of such date.

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(b) *Performance.* The Purchaser shall have performed and complied in all material respects with all covenants, agreements, obligations and conditions contained in this Agreement that are required to be performed or complied with by the Purchaser on or before the Closing Date.

(c) *Insider Trading Policy.* To the extent the Company's insider trading or similar policy would otherwise prevent the sale of the Transaction Shares pursuant to this Agreement, the Sellers shall have confirmed to the Purchaser that the Company has waived any restriction on trading applicable to the Sellers as may be set forth in any such policy.

8. Miscellaneous.

(a) **Governing Law; Choice of Forum.** This Agreement and all acts and transactions pursuant hereto and the rights and obligations of the parties hereto shall be governed, construed and interpreted in accordance with the laws of the State of New York, without giving effect to principles of conflicts of law. Each of the parties hereto irrevocably and unconditionally submits to and accepts the exclusive jurisdiction of the United States District Court for the Southern District of New York located in the Borough of Manhattan or (if such court is not available) the courts of the State of New York located in the County of New York, for any action, suit, or proceeding arising out of or based upon this Agreement or any matter relating to this Agreement, and waives any objection that it may have to the laying of venue in any such court or that such court is an inconvenient forum or does not have personal jurisdiction over it.

(b) **Entire Agreement; Enforcement of Rights; Amendment.** This Agreement, together with any schedules hereto, sets forth the entire agreement and understanding of the parties relating to the subject matter herein and merges all prior discussions between them related thereto. No modification of or amendment to this Agreement shall be effective unless in writing signed by the parties to this Agreement. Any waiver, permission, consent or approval of any kind or character on the part of any party of any breach or default under this Agreement, or any waiver on the part of any party of any provisions or conditions of this Agreement, must be in writing and shall be effective only to the extent specifically set forth in such writing. The failure by a party to enforce any rights under this Agreement shall not be construed as a waiver of any rights of such party. Except as provided in Section 6, this Agreement is not intended, and will not be construed, to create any rights in any parties other than the Sellers and the Purchaser and, except as provided in Section 6, no person may assert any rights as third-party beneficiary hereunder.

(c) **Construction.** This Agreement is the result of negotiations between and has been reviewed by each of the parties hereto and their respective counsel, if any; accordingly, this Agreement shall be deemed to be the product of all of the parties, and no ambiguity shall be construed in favor of or against any one of the parties.

(d) **Counterparts; Originals.** This Agreement may be executed in one or more counterparts and by PDF or other electronic transmission, each of which shall be deemed an original and all of which together shall constitute one instrument.

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(e) **Consultation with Advisors.** The Sellers and the Purchaser acknowledge and agree that they each had a full and complete opportunity to consult legal, tax and business advisors and have in fact consulted such advisors with respect to this Agreement and any matters hereunder to the extent it has deemed appropriate.

(f) **Delays or Omissions**. No delay or omission to exercise any right, power or remedy accruing to any party under this Agreement, upon any breach or default of any other party under this Agreement, shall impair any such right, power or remedy of such non-breaching or non-defaulting party nor shall it be construed to be a waiver of any such breach or default, nor an acquiescence therein, nor a waiver of or acquiescence in any similar breach or default thereafter occurring; nor shall any waiver of any single breach or default be deemed a waiver of any other breach or default theretofore or thereafter occurring. Any waiver, permission, consent or approval of any kind or character on the part of any party of any breach or default under this Agreement, or any waiver on the part of any party of any provisions or conditions of this Agreement, must be in writing and shall be effective only to the extent specifically set forth in such writing. All remedies, either under this Agreement or by law or otherwise afforded to any party, shall be cumulative and not alternative.

(g) **Notices**. Unless otherwise provided, any notice required or permitted under this Agreement shall be in writing and shall be deemed to have been duly given and received: (i) on the date of personal service thereof; (ii) on the third business day after mailing, if the notice is mailed by registered or certified mail; (iii) one business day after being sent by professional or overnight courier or messenger service guaranteeing overnight delivery, with receipt confirmed by the courier; or (iv) on the date of transmission if sent by email, facsimile or by such other means of electronic transmission resulting in written copies, with receipt confirmed. Any such notice shall be delivered or addressed to the parties at the most recent address specified by the addressee. Failure to conform to the requirements that mailings be done by one of the above-specified methods shall not defeat the effectiveness of notice actually received by the addressee.

(h) **Specific Performance**. The parties agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms. It is accordingly agreed that the parties shall be entitled to seek specific performance of the terms hereof, this being in addition to any other remedies to which they are entitled at law or equity.

(i) **Publicity.** No public announcement or disclosure will be made by the Sellers or the Purchaser with respect to the subject matter of this Agreement without the prior written consent of the Purchaser (in the case of disclosure by the Sellers) or the Sellers (in the case of disclosure by the Purchaser); provided, however, that the provisions of this Section 8(i) will not prohibit (a) any disclosure required by any applicable law (in which case the disclosing party will provide the other party with the opportunity to review reasonably in advance any such proposed disclosure other than disclosures made pursuant to Section 13 or 16 of the Exchange Act).

(j) **Successors and Assigns**. The terms of this Agreement shall inure to the benefit of and be binding upon the parties hereto and their respective successors and assigns.

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(k) **Survival.** Each of the representations and warranties, covenants and agreements, set forth in this Agreement shall survive the Closing under this Agreement.

(l) **Section Headings**. The headings of the sections and subsections of this Agreement are inserted for convenience only and shall not be deemed to constitute a part thereof.

(m) **Further Assurances**. Each party shall do and perform, or cause to be done and performed, all such further acts and things, and shall execute and deliver all such other agreements, certificates, instruments and documents, as any other party may reasonably request in order to carry out the intent and accomplish the purposes of this Agreement and the consummation of the transactions contemplated hereby, including, with respect to the Sellers, execution, acknowledgement and delivery of all further assignments, transfers and any other such instruments of conveyance, upon the reasonable request of the Purchaser, to confirm the sale of the Shares hereunder.

(n) **Transaction Expenses**. The parties shall be responsible for their own fees and expenses related to the transactions contemplated by this Agreement.

(o) **Waiver of Jury Trial.** EACH OF THE SELLERS AND THE PURCHASER HEREBY WAIVES ANY RIGHT TO A TRIAL BY JURY IN ANY LAWSUIT, PROCEEDING OR ACTION TO ENFORCE OR DEFEND ANY RIGHT UNDER THIS AGREEMENT OR ANY AMENDMENT, INSTRUMENT, DOCUMENT OR AGREEMENT DELIVERED OR TO BE DELIVERED IN CONNECTION WITH THIS AGREEMENT, AND AGREES THAT ANY LAWSUIT, PROCEEDING OR ACTION WILL BE TRIED BEFORE A COURT AND NOT BEFORE A JURY.

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IN WITNESS WHEREOF, the parties hereto have executed this Stock Purchase Agreement as of the date first set forth above.

THE SELLERS:

THE CO-INVESTMENT 2000 FUND, L.P.

By: Co-Invest Management L.P.
By: Co-Invest Capital Partners, Inc.

By: Donald R Caldwell
Name: DONALD R. CALDWELL
Title: PRESIDENT AND CEO

CROSS ATLANTIC TECHNOLOGY FUND II, L.P.

By: XATF Management II, L.P.
By: Cross Atlantic Capital Partners II, Inc.

By: Donald R Caldwell
Name: DONALD R. CALDWELL
Title: PRESIDENT AND CEO

THE PURCHASER:

BANDERA MASTER FUND L.P.

By: Bandera Partners LLC,
Its Investment Manager

By: ______________________________
Name:
Title:

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IN WITNESS WHEREOF, the parties hereto have executed this Stock Purchase Agreement as of the date first set forth above.

THE SELLERS:

THE CO-INVESTMENT 2000 FUND, L.P.

By: Co-Invest Management L.P.
    By: Co-Invest Capital Partners, Inc.

    By:_____
        Name:
        Title:

CROSS ATLANTIC TECHNOLOGY FUND II, L.P.

By: XATF Management II, L.P.
    By: Cross Atlantic Capital Partners II, Inc.

    By:_____
        Name:
        Title:

THE PURCHASER:

BANDERA MASTER FUND L.P.

By: Bandera Partners LLC,
       Its Investment Manager

By: _____
Name: Jefferson Gramm
Title: Managing Director

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Name of Seller	Number of Transaction Shares to Be Sold	Portion of Purchase Price Represented by Such Transaction Shares
Cross Atlantic Technology Fund II, L.P.	104,769	838,152
The Co-Investment 2000 Fund, L.P.	117,015	936,120
	221,784	$1,774,272

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